FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated April 18, 2013, announcing the Company's financial results for the fourth quarter and year ended December 31, 2012.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE
FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2012

April 18, 2013 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today its financial results for the fourth quarter and year ended December 31, 2012.

Financial Highlights:

Fourth Quarter 2012

•	Net Revenues of $8.5 million.

•	Adjusted EBITDA of negative $1.7 million, which excludes losses of $109.0 million resulting from vessel sales and non-cash impairment losses. (*)

•	Adjusted Net Loss of $8.0 million, which excludes losses of $109.0 million resulting from vessel sales and non-cash impairment losses. (*)

•	Debt reduction of $69.9 million, or approximately 25% of the Company's outstanding indebtedness.

Full Year 2012

•	Net Revenues of $55.6 million.

•	Adjusted EBITDA of $5.0 million, which excludes losses of $167.1 million resulting from vessel sales and non-cash impairment losses. (*)

•	Adjusted Net Loss of $26.7 million, which excludes losses of $167.1 million resulting from vessel sales and non-cash impairment losses. (*)

•	Debt reduction of $137.8 million, or approximately 40% of the Company's outstanding indebtedness.

(*) These are non-GAAP measures. For a reconciliation of these measures please refer to the EBITDA, Adjusted EBITDA and Adjusted Net Income reconciliation section contained in this press release.

Management Discussion:

Stamatis Tsantanis, the Company's Chief Executive Officer, stated:

"Seanergy's financial performance in 2012 was adversely affected by the prevailing low market rates. Our average daily Time Charter Equivalent ("TCE") rate, for the year, was reduced almost in half to $7,465 per vessel per day. This is a direct result of our vessels now employed at significantly lower rates as we experience one of the lowest freight markets in the dry bulk industry over the last 15 years.

"In this challenging environment, we continue to work with our lenders and advisors to improve the balance sheet and place the Company in a position of strength and increased valuation. Through this process, we have made significant progress in the implementation of our restructuring plans. Since the beginning of 2012 and as of the date of this press release, we managed to reduce our indebtedness by 50% to $173.0 million through finalized agreements with three out of our five lenders. In particular, we sold a total of 13 vessels, including the ownership of Bulk Energy Transport (Holdings) Limited ("BET") and four Handysize owning subsidiaries. In our continuing effort to improve the Company's financial position, we remain in discussions with our two lenders in order to restructure our outstanding indebtedness.

"Regarding general market conditions, in the fourth quarter of 2012, we saw a slightly positive turn in economic activity, fuelled by renewed optimism about the Chinese economy, improved financial environment in the United States and relative calm in financial markets driven by the European Central Bank's commitment to do everything within its mandate to maintain stability in the Eurozone. These developments notwithstanding, macroeconomic and financial conditions remain fragile, as demonstrated by the recent Cypriot banking crisis. However, against this uncertain economic backdrop, the industrial activity driving dry bulk shipping remains healthy and the main cause of low rates remains vessel oversupply.

"Prospects for dry bulk shipping appear to be improving. On the demand side we expect that the additional infrastructure investments recently approved by the Chinese government and the monetary easing taking place in Japan are likely to have a positive effect as the two countries have traditionally been the most important drivers of dry bulk demand. Furthermore, we are seeing a positive reversal from last year's slump in grain trade volumes, while Indian demand for seaborne thermal coal is not expected to abate over the next year. On the supply side, the outstanding orderbook has shrunk considerably and the market is now in the process of absorbing excess vessel capacity. 2012 was a record year for removal of older tonnage, as more than 33 million DWT were scrapped (a 45% increase as compared to 2011). We believe that adverse market conditions are likely to result in another strong year for demolition sales."

Christina Anagnostara, the Company's Chief Financial Officer, stated:

"During the fourth quarter of 2012, the Company operated an average of 15.0 wholly-owned vessels earning a daily TCE of $5,592 compared to $14,806 in the same period of 2011. Net revenues, in the fourth quarter 2012, were $8.5 million, 69% lower than in the same period in 2011 reflecting the smaller size of our fleet and a 62% reduction of the daily TCE due to the weak market conditions. Furthermore, a number of Seanergy's vessels came off long term charter employment on higher daily rates and had to be employed in the spot market on prevailing lower rates.

"After adjusting for losses on vessel sales, Seanergy's net loss was $8.0 million compared to net income of $6.6 million in 2011. This reflects the fact that the lower TCE earned shrank our operating margins and bottom line profitability.

"For 2012, net revenue was $55.6 million, a reduction of 47% compared to $104.1 million in the same period last year. Adjusted net loss was equal to $26.7 million as opposed to an adjusted net income of $4.1 million in 2011. The cost containment efforts initiated in 2011 materialized in 2012. Daily vessel operating expenses and management fees per vessel decreased by 12% and 16% respectively, while total General and Administrative expenses reduced by 22%. This however, was not sufficient to compensate the fall in daily TCE resulting from adverse market conditions.

"Over the course of the year, we continued our efforts to achieve a viable financial structure that will facilitate Seanergy's ability to benefit from the eventual rebound in shipping markets. To this end, we believe that the recent sales of BET and the four Handysize owning subsidiaries, in full satisfaction of the associated loan facilities, are positive for Seanergy."

Fourth Quarter 2012 Financial Results:

Net Revenues

Net revenues for the fourth quarter of 2012 decreased to $8.5 million from $27.5 million in the same quarter of 2011. The decrease of 69% in net revenues reflects lower freight rates earned in the dry bulk market as compared to the same quarter last year, as well as a 38% reduction in operating days that resulted from vessel sales during the period.

EBITDA and Adjusted EBITDA

Adjusted EBITDA was negative $1.7 million for the fourth quarter of 2012, excluding $109.0 million of losses resulting from vessel sales and non-cash impairment losses. Including the aforementioned items, EBITDA was negative $110.7 million. For the fourth quarter of 2011, EBITDA was $15.6 million.

For more information please refer to the EBITDA and Adjusted EBITDA reconciliation section contained in this press release.

Net Loss

For the fourth quarter of 2012, Net Loss amounted to $117.0 million or $9.79 loss per basic and diluted share, as compared to a net profit for the fourth quarter of 2011 of $6.6 million, or $0.91 per basic and diluted share, based on weighted average common shares outstanding of 11,957,064 basic and diluted for the fourth quarter of 2012, 7,314,330 basic and diluted for the fourth quarter of 2011.

For the fourth quarter of 2012, Adjusted Net Loss excluding losses from vessel sales and non-cash impairment losses was $8.0 million, as compared to Net Income of $6.6 million in 2011.

Debt Reduction

Seanergy ended the fourth quarter of 2012 with $208.6 million of outstanding debt. This reflects the reduction of our outstanding indebtedness by $69.9 million, during the three month period ended December 31, 2012.

Full Year Ended December 31, 2012 Financial Results:

Net Revenues

Net revenues in 2012 decreased to $55.6 million from $104.1 million during 2011. The decrease in net revenues by 47% is due to the market-induced weakness in the daily rates earned by our vessels and the reduced size of our fleet, which resulted in 20% fewer operating days.

EBITDA and Adjusted EBITDA

Adjusted EBITDA was $5.0 million for 2012, excluding $167.1 million of losses resulting from vessel sales and non-cash impairment losses, as compared to $53.8 million in 2011. Including the aforementioned charges, EBITDA was negative $162.1 million in 2012, while EBITDA was negative $148.1 million in 2011.

Excluding the effects of losses resulting from vessel sales and non-cash impairment losses, a 49% fall in daily TCE and fewer operating days for the fleet resulted in deteriorating operating performance in 2012.

For more information please refer to the EBITDA and Adjusted EBITDA reconciliation section contained in this press release.

Net Loss

In 2012, Net Loss amounted to $193.8 million, or $16.74 loss per share, based on weighted average common shares outstanding of 11,576,576 basic and diluted. In 2011, Net Loss was $197.8 million or $27.04 loss per share, based on weighted average common shares outstanding of 7,314,636 basic and diluted.

For 2012, Adjusted Net Loss, Net Loss excluding losses from vessel sales and non-cash impairment losses, was $26.7 million, as compared to Net Income of $4.1 million in 2011.

Debt Reduction

Seanergy ended 2012 with $208.6 million of outstanding debt. This reflects a reduction of our overall indebtedness by $137.8 million.

Fourth Quarter 2012 Developments:

Sale and Purchase Transactions

On October 15, 2012, Seanergy delivered the Clipper Grace, a 30,548 DWT Handysize vessel built in 2007, to its new owners. Gross proceeds amounted to $11.25 million and were used to repay debt.

On October 29, 2012, Seanergy delivered the BET Intruder, a 69,235 DWT Panamax vessel built in 1993, to its new owners. Gross proceeds amounted to $4.8 million and were used to repay debt.

On December 4, 2012, Seanergy delivered the Clipper Glory, a 30,570 DWT Handysize vessel built in 2007, to its new owners. Gross proceeds amounted to $11.25 million and were used for debt repayment and working capital purposes.

Sale of the Bulk Energy Transport (Holdings) Limited (BET) Subsidiary

As part of its financial restructuring plan, Seanergy reached an agreement to sell its 100% ownership interest in BET for a nominal consideration. On the date of the agreement, the fleet of BET consisted of two Capesize dry-bulk carrier vessels with a carrying capacity of 313,061 DWT.

The buyer is a company ultimately controlled by members of the Restis family, our controlling shareholders. The transaction was consummated as of December 30, 2012. In connection to the sale, the Company's board of directors obtained a fairness opinion from an independent third party. As a result of the sale, our total indebtedness was reduced by approximately $46.7 million.

The Appointment of New Chief Executive Officer

Effective October 1, 2012, Stamatis Tsantanis succeeded Dale Ploughman as the Chief Executive Officer of the Company and has also served as Director since that date. Mr. Ploughman continues to serve as the Chairman of the Board of Directors and as a Director of the Company.

Subsequent Events:

Sale of Subsidiaries in Satisfaction of DVB Loan

On January 29, 2013, Seanergy's subsidiary, Maritime Capital Shipping Limited, sold its 100% ownership interest in the four subsidiaries that owned the Handysize dry bulk vessels Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway for a nominal consideration. The buyer is a third-party nominee of the lenders under the senior secured credit facility with DVB Merchant Bank (Asia) Ltd., as agent.

In connection to the sale, the Company's Board of Directors obtained a fairness opinion from an independent third party. In exchange for the sale, approximately $30.3 million of outstanding debt was discharged.

Sale and Purchase Transactions

On April 10, 2013, Seanergy sold the African Oryx, a 24,112 DWT Handysize vessel built in 1997, to its new owners. Gross proceeds amounted to $4.1 million and were used to repay debt.

Debt Outstanding

Following the two above mentioned transactions, the total outstanding debt of the Company was reduced from $208.6 million on December 31, 2012 to $173.0 million as of the date of this press release.

Financial Developments:

Debt Restructuring

The Company has entered into discussions with its lenders aimed at developing and implementing a plan for improving the Company's liquidity and operating flexibility. The goal of the Company's restructuring plan is to develop a solid capital structure that will allow the Company to manage the current difficult market conditions and place Seanergy in a competitive position to re-grow its fleet and balance sheet in the long term. The Company has appointed Houlihan Lockey and Axia Ventures Group to advise on the development of the restructuring plan. To date, the Company has finalized agreements with 3 out of its 5 lenders, including lenders acting as agents.

The Company continues to use its best efforts to obtain waivers from its remaining two lenders, relating to various restrictive covenants and defaults, as well as amendment of debt profile and maturities and an agreement that lenders will forbear from exercising remedies under their respective debt arrangements.

However, there can be no assurance that these agreements will be concluded, in which case the lenders could exercise their remedies, which in turn would adversely affect our business.

Ability to Continue as a Going Concern

Over the past year, due to shipping sector volatility and economic difficulties, the Company has experienced significant losses and reduction in cash which has affected its ability to satisfy its obligations. The Company experienced significant reduction in cash flow, as it had to re-charter its vessels at low prevailing rates.

As a result of the above, the Company defaulted under its loan agreements in respect of certain covenants (including, in some cases, the failure to make principal and interest payments, the failure to satisfy financial covenants and the triggering of cross default provisions). To date, the Company has not obtained waivers of all these defaults from its lenders. Since January 1, 2012, the Company has sold or otherwise disposed a total of 13 vessels (or the ownership of certain of its vessel owning subsidiaries) in connection with its restructuring, and any proceeds have been used to repay the related debt. Proceeds from the sale of additional vessels are expected to be insufficient to fully repay the related debt and, therefore, it is likely that the Company will continue to have significant debt unless it enters into satisfactory arrangements with its lenders for the discharge of all such obligations. During the restructuring process, the lenders have continued to reserve their rights in respect of events of default under the loan agreements. The lenders have not exercised their remedies at this time, including demand for immediate payment, however, the lenders could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with the lenders in the restructuring, or at all.

While the Company continues to use its best efforts to complete the restructuring, there can be no assurance that the negotiations will be successful or that it will obtain waivers or amendments from the lenders. Failure to obtain such waivers or amendments could materially and adversely affect the Company's business and operations. Furthermore, the impact of the final terms of any restructuring is uncertain. Due to the above, the Company's $208.6 million outstanding debt as of December 31, 2012 is classified as current.

Fleet Data & Average Daily Results:

Three Months	Three Months	Twelve Months	Twelve Months
Ended	Ended	Ended	Ended
December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Fleet Data
Average number of vessels (1)	15.0	20.0	17.6	20.0
Ownership days (2)	1,382	1,840	6,442	7,300
Available days (3)	1,340	1,833	6,333	7,133
Operating days (4)	1,101	1,779	5,559	6,944
Fleet utilization (5)	79.7%	96.7%	86.3%	95.1%
Fleet utilization excluding drydocking off hire days (6)	82.2%	97.1%	87.8%	97.4%

Average Daily Results
TCE rate (7)	5,592	14,806	7,465	14,524
Vessel operating expenses (8)	3,502	4,688	4,189	4,757
Management fee (9)	355	326	344	410
Total vessel operating expenses (10)	3,857	5,014	4,533	5,167

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major scheduled repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the quarter ended December 31, 2012, the Company incurred 42 off hire days for vessel scheduled drydocking. During the twelve months ended December 31, 2012, the Company incurred 109 off hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Net revenues from vessels *	8,501	27,540	55,616	104,060
Voyage expenses	2,344	1,200	14,119	3,202
Net operating revenues	6,157	26,340	41,497	100,858
Operating days	1,101	1,779	5,559	6,944
Daily time charter equivalent rate	5,592	14,806	7,465	14,524

* Our TCE rate is calculated as the weighted average of the daily rate earned under time charter contracts and of the daily rate earned by bareboat agreements after deducting the relevant fixed operating expense allowance. Net revenue from vessels under bareboat agreements is net of operating expense allowance.

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Operating expenses	4,840	8,625	26,983	34,727
Ownership days	1,382	1,840	6,442	7,300
Daily vessel operating expenses	3,502	4,688	4,189	4,757

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total vessel operating expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Fleet Profile and Employment:

As of April 18, 2013
Vessel Name	Vessel Class	Capacity	Year Built	Charter Rate ($)	Charter Expiry (latest)
		(DWT)
M/V Bremen Max	Panamax	73,503	1993	Spot	May 2013
M/V Hamburg Max	Panamax	73,498	1994	Spot	N/A
M/V Davakis G.	Supramax	54,051	2008	Spot	N/A
M/V Delos Ranger	Supramax	54,057	2008	Spot	Aug. 2013
M/V African Joy (1)	Handysize	26,482	1996	Floating	Apr. 2013
M/V African Glory (2)	Handysize	24,252	1998	7,000	May 2013
M/V Asian Grace	Handysize	20,412	1999	Spot	May 2013
Total		326,255	13.5

(1)	The calculation of the rate is based on the adjusted Time Charter Average of the Baltic Handysize Index ("BHSI").

(2)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $12,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $12,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate is based on the adjusted Time Charter Average of the Baltic Supramax Index ("BSI").

EBITDA, Adjusted EBITDA and Adjusted Net (Loss)/Income Reconciliation:

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2011	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011
Net (loss) / income	(117,029)	6,643	(193,768)	(197,756)
Plus: Interest and finance costs, net (including interest income)	2,761	3,234	12,421	13,422
Plus: Income taxes	(7)	(11)	(2)	40
Plus: Depreciation and amortization	3,615	5,684	19,254	36,169
EBITDA	(110,660)	15,550	(162,095)	(148,125)
Plus: Loss on sale of vessels and impairment charges	108,992	-	167,098	201,905
Adjusted EBITDA	(1,668)	15,550	5,003	53,780

EBITDA consists of earnings before net interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings before net interest and finance cost, taxes, depreciation and amortization and losses associated with the sale of vessels, the impairment of the book values of vessels and the impairment of goodwill. EBITDA and adjusted EBITDA are not measurements of financial performance under accounting principles generally accepted in the United States of America, or U.S. GAAP and do not represent cash flow from operations. EBITDA and adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance in the shipping industry.

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2011	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011
Net (loss) / income	(117,029)	6,643	(193,768)	(197,756)
Plus: Loss on sale of vessels and impairment charges	108,992	-	167,098	201,905
Adjusted Net (loss) / income	(8,037)	6,643	(26,670)	4,149
Adjusted Net Loss consists of Net Loss before losses associated with the sale of vessels, the impairment of the book values of vessels and the impairment of goodwill.

Conference Call and Webcast:

As announced, the Company's management team will host a conference call today, April 18, 2013, at 9:30 a.m. EDT to discuss the Company's financial results.

Conference Call details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until Thursday, April 25, 2013.. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Audio Webcast

There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2012 and 2011
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	2012 (unaudited)	2011 (audited)
ASSETS Current assets:
Cash and cash equivalents	4,298	17,734
Restricted cash	2,000	19,560
Accounts receivable trade, net	2,287	1,764
Due from related parties	-	405
Inventories	471	2,512
Other current assets	2,190	1,457
Vessels held for sale	39,750	-
Deferred charges	1,090	-
Total current assets	52,086	43,432
Fixed assets:
Vessels, net	68,511	381,129
Office equipment, net	2	15
Total fixed assets	68,513	381,144
Other assets
Goodwill	-	4,365
Deferred charges	220	7,358
Other non-current assets	141	177
TOTAL ASSETS	120,960	436,476
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	208,649	45,817
Trade accounts and other payables	2,514	2,595
Due to related parties	6,135	1,097
Accrued expenses	1,159	2,428
Accrued interest	3,543	1,936
Financial instruments	491	4,092
Deferred revenue – related party	-	142
Deferred revenue	86	590
Total current liabilities	222,577	58,697
Long-term debt, net of current portion	-	300,586
Financial instruments, net of current portion	-	270
Total liabilities	222,577	359,553
Commitments and contingencies	-	-
EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2012 and 2011; 11,959,282 and 7,317,662 shares issued and outstanding as at December 31, 2012 and 2011, respectively	1	1
Additional paid-in capital	294,520	279,292
Accumulated deficit	(396,138)	(202,370)
Total equity	(101,617)	76,923
TOTAL LIABILITIES AND EQUITY	120,960	436,476

Seanergy Maritime Holdings Corp.
Consolidated Statements of (Loss) / Income
For the three and twelve months ended December 31, 2012 and 2011
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (audited)
Revenues:
Vessel revenue - related party	804	7,602	8,221	35,684
Vessel revenue	7,965	20,654	49,026	71,555
Commissions – related party	(33)	(306)	(298)	(1,327)
Commissions	(235)	(410)	(1,333)	(1,852)
Vessel revenue, net	8,501	27,540	55,616	104,060
Expenses:
Direct voyage expenses	(2,247)	(951)	(13,587)	(2,541)
Vessel operating expenses	(4,840)	(8,625)	(26,983)	(34,727)
Voyage expenses - related party	(97)	(249)	(532)	(661)
Management fees - related party	(339)	(456)	(1,625)	(2,415)
Management fees	(152)	(144)	(588)	(576)
General and administration expenses	(2,364)	(1,490)	(6,337)	(8,070)
General and administration expenses - related party	(103)	(167)	(402)	(603)
Loss on bad debts	-	-	(327)	-
Amortization of deferred dry-docking costs	(526)	(1,174)	(3,648)	(7,313)
Depreciation	(3,089)	(4,510)	(15,606)	(28,856)
Loss on sale of vessels	(35)	-	(15,590)	-
Impairment loss for vessels and deferred charges	(108,957)	-	(147,143)	(188,995)
Impairment loss for goodwill	-	-	(4,365)	(12,910)
Operating (loss) / income	(114,248)	9,774	(181,117)	(183,607)
Other income / (expense), net:
Interest and finance costs	(2,765)	(3,246)	(12,480)	(13,482)
Interest income	4	12	59	60
(Loss) / gain on financial instruments	(3)	121	(189)	(641)
Foreign currency exchange loss, net	(24)	(29)	(43)	(46)
	(2,788)	(3,142)	(12,653)	(14,109)
Net (loss) / income before taxes	(117,036)	6,632	(193,770)	(197,716)
Income taxes	7	11	2	(40)
Net (loss) / income	(117,029)	6,643	(193,768)	(197,756)
Net (loss) / income per common share, basic and diluted (1)	(9.79)	0.91	(16.74)	(27.04)
Weighted average common shares outstanding, basic and diluted (1)	11,957,064	7,314,330	11,576,576	7,314,636

(1) Adjusted to give effect to the 1 to 15 reverse stock split that became effective on June 24, 2011.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2012, 2011 and 2010
(In thousands of US Dollars, except for share data, unless otherwise stated)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total Seanergy shareholders' equity	Noncontrolling interest	Total equity
Balance, January 1, 2010	2,217,011	-	213,235	(4,746)	208,489	18,330	226,819
Issuance of common stock	1,796,333	1	28,525	-	28,526	-	28,526
Subsidiaries acquired	3,301,587	-	37,518	-	37,518	(19,839)	17,679
Net income for the year ended December 31, 2010	-	-	-	132	132	1,509	1,641
Balance, December 31, 2010 (audited)	7,314,931	1	279,278	(4,614)	274,665	-	274,665
Issuance of non-vested shares	3,332	-	-	-	-	-	-
Redemption of partial shares due to reverse stock split	(601)	-	-	-	-	-	-
Stock based compensation	-	-	14	-	14	-	14
Net loss for the year ended December 31, 2011	-	-	-	(197,756)	(197,756)	-	(197,756)
Balance, December 31, 2011 (audited)	7,317,662	1	279,292	(202,370)	76,923	-	76,923
Issuance of common stock	4,641,620	-	10,000	-	10,000	-	10,000
Stock based compensation	-	-	15	-	15	-	15
Sale of subsidiary to entity under common control	-	-	5,213	-	5,213	-	5,213
Net loss for the year ended December 31, 2012	-	-	-	(193,768)	(193,768)	-	(193,768)
Balance, December 31, 2012 (unaudited)	11,959,282	1	294,520	(396,138)	(101,617)	-	(101,617)

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

As of today, the Company's fleet consists of 7 drybulk carriers (two Panamax, two Supramax, and three Handysize vessels) with a total carrying capacity of approximately 326,255 dwt and an average fleet age of 13.5 years.
The Company's common stock trades on the NASDAQ Capital Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: April 18, 2013
/s/ Christina Anagnostara
By: Christina Anagnostara
Chief Financial Officer